UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

SilverBox Corp IV
(Name of Issuer)

Class A Common Stock, $0.0001 par value
(Title of Class of Securities)

G81354113
(CUSIP Number)

September 30, 2024
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒  Rule 13d-1(b)

☐  Rule 13d-1(c)

☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	G81354113

1	Names of Reporting Persons
Healthcare of Ontario Pension Plan Trust Fund
2	Check the appropriate box if a member of a Group (see instructions):
(a) [ ]
(b) [ ]
3	Sec Use Only:

4	Citizenship or Place of Organization:
Ontario, Canada

	5	Sole Voting Power:
		2,000,000 (1)
Number of Shares	6	Shared Voting Power:
Beneficially Owned		0
by Each Reporting	7	Sole Dispositive Power:
Person With		2,000,000 (1)
	8	Shared Dispositive Power:
		0

9	Aggregate Amount Beneficially Owned by Each Reporting Person
2,000,000 (1)
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
[ ]
11	Percent of class represented by amount in row 9
9.8% (2)
12	Type of reporting person (See Instructions)
Non-U.S. Institution - FI

__________________________

1       Consists of Class A ordinary shares, $0.0001 par value (“Class A Shares”), of SilverBox Corp IV, a blank check company formed under the laws of the Cayman Islands (the “Issuer”), that are held in the form of units, each consisting of one Class A Share and one-third of one redeemable warrant. Each whole warrant entitles the holder thereof to purchase one Class A Share at a price of $11.50 per share, subject to adjustment.

2       This calculation is based on 20,455,000 Class A Shares issued and outstanding as of September 20, 2024, as reported on the Issuer’s quarterly report on Form 10-Q for the quarterly period ended June 30, 2024, filed with the Securities and Exchange Commission on September 23, 2024.

Item 1

(a).	Name of Issuer: SilverBox Corp IV

(b)	Address of Issuer’s Principal Executive Offices: 1250 S. Capital of Texas Highway, Building 2, Suite 285, Austin, TX 78746

Item 2

(a)	Name of Person Filing: Healthcare of Ontario Pension Plan Trust Fund (“HOOPP”)

(b)	Address of Principal Business Office or, if None, Residence: 1 York Street, Suite 1900, Toronto, Ontario, Canada, M5J 0B6

(c)	Citizenship: Ontario, Canada

(d)	Title and Class of Securities: Class A ordinary shares, $0.0001 par value

(e)	CUSIP No.: G81354113

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	[ ] Broker or dealer registered under Section 15 of the Act;
	(b)	[ ] Bank as defined in Section 3(a)(6) of the Act;
	(c)	[ ] Insurance company as defined in Section 3(a)(19) of the Act;
	(d)	[ ] Investment company registered under Section 8 of the Investment Company Act of 1940;
	(e)	[ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
	(f)	[ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
	(g)	[ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
	(h)	[ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	[ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
	(j)	[X] A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);
(k)

[ ] Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: A pension plan formed as a trust under the laws of Ontario, Canada and registered with the Financial Services Regulatory Authority of Ontario.

Item 4.		Ownership

(a)		Amount Beneficially Owned: See Item 9 on page 2.

(b)		Percent of Class: See Item 11 on page 2.

(c)		Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote: See Item 5 on page 2.

	(ii)	Shared power to vote or to direct the vote: See Item 6 on page 2.

	(iii)	Sole power to dispose or to direct the disposition of: See Item 7 on page 2.

	(iv)	Shared power to dispose or to direct the disposition of: See Item 8 on page 2.

Item 5.		Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.		Ownership of more than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Not applicable.

Item 8.	Identification and classification of members of the group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the regulatory scheme applicable to a pension plan formed as a trust under the laws of Ontario, Canada and registered with the Financial Services Regulatory Authority of Ontario is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Securities and Exchange Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Healthcare of Ontario Pension Plan Trust Fund

November 13, 2024
Date

/s/ Abas Kanu
Signature

Abas Kanu / VP, HOOPP Compliance Officer
Name / Title